Deutsche Bank AG
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany



Jeffrey A. Ruiz
Vice President
Telephone: (212) 250-3667


                                                                January 20, 2006


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:

         Re:  Filing of Schedule 13G - Bioveris Corporation


Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G by return e-mail confirmation.

                                                            Sincerely,



                                                            Jeffrey A. Ruiz








Enclosures

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No.5)

                              Bioveris Corporation
                     ---------------------------------------
                                 NAME OF ISSUER:


                        Common Stock (Par Value $ 0.001)
                     ---------------------------------------
                          TITLE OF CLASS OF SECURITIES


                                    090676107
                     ---------------------------------------
                                  CUSIP NUMBER


                                December 30, 2005
                     ---------------------------------------
             (Date of Event Which Requires Filing of this Statement)


 Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

                               [ x ] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG*

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (A)     [ ]
(B)       [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany


NUMBER OF         5.       SOLE VOTING POWER
SHARES                     1,352,200
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                           1,352,200
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                                    0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,352,200

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
                    [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          4.97%

12.  TYPE OF REPORTING PERSON

         HC, CO, BK

     * In accordance with Securities Exchange Act Release No. 39538 (January 12,
1998), this filing reflects thesecurities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, "CIB") of Deutsche Bank AG and its subsidiaries and affiliates(collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other businessgroup of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shallnot be construed as an admission that CIB is, for purposes of Section 13(d) under the Act, the beneficial ownerof any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficiallyowned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than CIB.

Item 1(a). Name of Issuer:

           Bioveris Corporation ("Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

            16020 Industrial Drive
            Gaithersburg, MD 20877

Item 2(a). Name of Person Filing:

           This statement is filed on behalf of Deutsche Bank AG
           ("Reporting Person").

Item 2(b). Address of Principal Business Office or, if none, Residence:

                    Taunusanlage 12
                    D-60325 Frankfurt am Main
                    Federal Republic of Germany

Item 2(c). Citizenship:

           The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d). Title of Class of Securities:

           The title of the securities is common stock, $0.001 par value ("Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the personfiling is a:

                 (a) [ ] Broker or dealer registered under section 15 of the
                         Act;

                 (b)[ ] Bank as defined in section 3(a)(6) of the Act;

                 (c)[ ] Insurance Company as defined in section 3(a)(19) of the Act;

                 (d)[ ] Investment Company registered under section 8 of the
                        InvestmentCompany Act of 1940;

                 (e)[ ] An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E);

                 (f)[ ] An employee benefit plan, or endowment fund in
                        accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g)[X] parent holding company or control person in accordance with Rule13d-1 (b)(1)(ii)(G);

                        Deutsche Bank AG

                 (h)[ ] A savings association as defined in section 3(b) of the
                        Federal Deposit Insurance Act;

                 (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)[ ]  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).


Item 4.           Ownership.

                  (a)  Amount beneficially owned:

                       The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

                  (b)  Percent of class:

                       The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

                 (c)   Number of shares as to which such person has:

                            (i)  sole power to vote or to direct the vote:

                            The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                           (ii)  shared power to vote or to direct the vote:

                           The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

                           (iii)  sole power to dispose or to direct the
                            disposition of:

                           The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

                           (iv) shared power to dispose or to direct the disposition of:

                           The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

                 Not applicable.

item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                 Not applicable.

Item 8.          Identification and Classification of Members of the Group.

                 Not applicable.

Item 9.          Notice of Dissolution of Group.

                 Not applicable.

Item 10.         Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






                                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 2006






                                                 Deutsche Bank AG

                                                 By:  /s/ Jeffrey A. Ruiz
                                                 Name:    Jeffrey A. Ruiz
                                                 Title:   Vice President

                                                 By:  /s/ Pasquale Antolino
                                                 Name:    Pasquale Antolino
                                                 Title:   Associate